Arris Resources Inc.

1255 West Pender Street, British Columbia, Canada V6E 2V1

Telephone: 604-687-0879     Fax: 604-408-9301

FOR IMMEDIATE RELEASE	February 14, 2008

ARRIS RESOURCES WELCOMES DEEPEN RAM TO THE BOARD

Vancouver, British Columbia, Arris Resources Inc. (the “Company”) (CNQ: BAVI.U) is pleased to announce that Deepen Ram has joined the Company as Director.

Mr. Ram is a former Investment Banker and Fund Manager having worked for a major Japanese Investment Bank and Private Asset Management firms in Geneva. His experience covers institutional and private companies in portfolio management and trading, underwriting, equity and equity derivatives, foreign exchange and futures trading. He also has Executive and Operational Management experience in Marketing and Finance in Business Development and Client Acquisition, and Construction and Implementation of Business Plans. Mr. Ram also established and managed a private company doing extensive business with Asia, including India and China.

Mr. Ram holds a Bachelors Degree from Pacific University and a Masters Degree from Webster University.

ON BEHALF OF THE BOARD OF DIRECTORS

"Curt Huber"

Curt Huber
President

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation’s to be materially different from the results, performance or expectation implied by these forward looking statements.